ITEM 77Q(a) - COPIES OF ALL MATERIAL AMENDMENTS TO THE
REGISTRANT'S CHARTER OR BY-LAWS




      Federated Premier Intermediate Municipal Income Fund
      Amendment #1
 to the
Amended & Restated Declaration of Trust
      dated December 16, 2002

      Effective June 1, 2012, this Declaration of Trust is amended as follows:
      Strike Section 2.1 Number and Qualification of ARTICLE II TRUSTEES from the Declaration of Trust and substitute in its place the following:
      2.1 Number and Qualification. Prior to a public offering of Shares there may be a sole Trustee. Thereafter, the number of Trustees shall be determined by a written instrument signed by a majority of the Trustees then in office, provided that the number of Trustees shall be no less than 3 or more than
25. No reduction in the number of Trustees shall have the effect of removing any Trustee from office prior to the expiration of his term. An individual nominated as a Trustee shall be at least 21 years of age at the time of nomination and not under legal disability. Trustees need not own Shares and may succeed themselves in office.